CUSIP No:     294062104

 1)  Reporting Person
     & SS# or Tax ID:     Stephan A. Lassak

 2)  Check Correct Box if Member of Group:    (a) / /     (b) / /

 3)  SEC Use only

 4)  Source of Funds:       / SC /

 5)  Check if Disclosure of Legal Proceedings Required by Items 2(d)
     or 2(e):     / /

 6)  Citizenship of Place or Organization:    USA

 7)  Sole Voting Power:     300,000

 8)  Shared Voting Power:         0

 9)  Sole Dispositive Power:     300,000

10)  Shared Dispositive Power:          0

11)  Aggregate Beneficially Owner by Filer:     300,000

12)  Check if Amount in (11) Excludes Certain Shares:     / /

13)  Percent of Class by Amount in (11):     / 7.55 /

14) Type of Filer:     Stephan A. Lassak     IN

Item 1.  SECURITY AND ISSUER

     The classes of securities to which this Schedule 13D relate are restricted shares of common stock of Environmental Monitoring & Testing Corporation whose principle executive offices are located at 825 Maind Street South, New Ellenton, SC 29809.

Item 2.  IDENTITY AND BACKGROUND

     (a)-(c),(f) This statement is being filed by Stephen A. Lassak (the filer), 825 Main Street South, New Ellenton, SC. The filer is President of the issuer. Mr. Lassak is a U. S. citizen.

     (d)-(e) Mr. Lassak has not been convicted in any criminal proceeding at any time (excluding traffic violations or similar misdemeanors) and he has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and never has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Lassak received a stock grant and salary as an employee, officer and director as consideration for services rendered to the company.

Item 4.  PURPOSE OF THE TRANSACTION

     A total of 150,000 restricted shares of common stock were issued under the 1993 Stock Plan in conjunction with an agreement between the company and Mr. Lassak for performing consulting services at reduced fees for the company from April 1996 to September 30, 1996 and for rejoining the company on October 1, 1996 as chief operating officer. On June 13, 1997 Mr. Lassak was elected president of the company.

     As a condition of receiving the stock grant he was required to perform consulting services and/or serve as an officer and employee of the company for a period of fifteen months commencing on April 1, 1996. The condition was met on July 1, 1997.

     The restricted shares of common stock were issued on September 26, 1997 and were received by Mr. Lassak on October 1, 1997.

     In December 1994 Mr. Lassak received a stock grant of 150,000 restricted shares of common stock under the 1993 Stock Plan.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) As of October 8, 1997 Mr. Lassak owns shares totaling 300,000 shares. Neither he, his spouse, or his children own any other purchase rights, warrants or hold any options to purchase any additional shares.

     (c) None except as indicated in (a).

     (d)-(e) Not applicable.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     None.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.

SIGNATURE

     After due inquiry, and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.



/s/ stephen A. Lassak     10/9/97